UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 001-34824

Ambow Education Holding Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No.18,

BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Ambow Education Holding Ltd.

/s/ Dr. Jin Huang
Name: Dr. Jin Huang
Title: President and Chief Executive Officer

Dated: August 26, 2011

INDEX TO EXHIBITS

Exhibit	Description

99.1	Press release

Exhibit 99.1

Ambow Education Announces Second Quarter

2011 Unaudited Financial Results

Strong Enrollment Growth Results in 90.0% Year-over-Year Revenue Increase in Career Enhancement

BEIJING, August 25, 2011 – Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today reported its unaudited financial results for the second quarter of 2011.

Financial Highlights for the Quarter Ended June 30, 2011:

•	Total net revenues increased 26.1% to $77.8 million[1] from $61.7 million for the same period in 2010.

•	Tutoring revenues increased 20.3% to $33.7 million from $28.0 million for the same period in 2010.

•	Career Enhancement revenues increased 90.0% to $20.8 million from $11.0 million for the same period in 2010.

•	The growth layer, which consists of Tutoring and Career Enhancement, achieved 39.9% year-over-year revenue growth. Excluding revenue of $6.2 million from acquisition, our organic growth is 24.0%.

•	EBITDA[2] increased 27.3% to $25.2 million from $19.8 million for the same period in 2010.

•	Operating income increased 33.3% to $20.4 million from $15.3 million for the same period in 2010.

•	Net income[3] increased 22.2% to $16.7 million from $13.6 million for the same period in 2010.

•	Diluted non-GAAP net income per adjusted ADS attributable to Ambow[4] increased to $0.24 as compared to $0.22 for the same period in 2010.

•	Total student enrollments increased to 298,000.

Financial Highlights for the Six Months Ended June 30, 2011:

•	Total net revenues increased 27.5% to $130.0 million from $102.0 million for the same period in 2010.

•	Tutoring revenues increased 22.1% to $59.3 million from $48.6 million for the same period in 2010.

•	Career Enhancement revenues increased 98.8% to $32.8 million from $16.5 million for the same period in 2010.

[1]

The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollar (“$”). Unless otherwise stated, all translations from RMB to US$ are based on the historical exchange rate of US$1.0 to RMB6.4635, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2011. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]	EBITDA being a Non-GAAP measurement is net income attributable to Ambow excluding net interest expense, income tax expenses, depreciation and amortization.
[3]	Net income, being net income attributable to Ambow.
[4]

Diluted Net income per adjusted ADS attributable to Ambow is computed by dividing net income attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

•	The growth layer, which consists of Tutoring and Career Enhancement, achieved 41.5% year-over-year revenue growth. Excluding revenue of $8.3 million from acquisition, our organic growth is 28.8%.

•	EBITDA increased 28.0% to $32.9 million from $25.7 million for the same period in 2010.

•	Operating income increased 38.1% to $23.3 million from $16.9 million for the same period in 2010.

•	Net income increased 27.7% to $18.2 million from $14.2 million for the same period in 2010.

•	Diluted non-GAAP net income per adjusted ADS attributable to Ambow increased to $0.27 as compared to $0.25 for the same period in 2010.

•	Total student enrollments increased to 497,000.

Commenting on the second quarter results, Ambow’s President and Chief Executive Officer Dr. Jin Huang said, “I am pleased with Ambow’s performance this quarter as we continue to successfully execute our strategy to sustain strong growth and profitability in our growth layer. We will continue to focus on growing our Tutoring and Career Enhancement services organically and satisfying the immense demand for these services through our diversified offerings. Turning to acquisitions, we are going to continue our disciplined strategy to expand Ambow’s footprint and offerings throughout China. We completed one acquisition during the quarter and we are in the process of closing another. We expect our acquisition will contribute less than 10% of our annual revenue.”

Dr. Huang continued, “Looking at our growth layer, we are pleased to report a 41.5% combined year-over-year revenue growth rate in the first half of 2011, with much of this increase driven by organic revenue growth in Career Enhancement. During the second quarter, we maintained our market leadership position in Career Enhancement, experiencing strong revenue and enrollment growth for consecutive quarters. We continue to experience growth in the demand for our broad range of Career Enhancement products and services, which are tailor made to improve an individual’s competitive edge in the job market. In addition, we announced new joint cooperation agreements with Cisco, Apple and Microsoft.”

“I also want to mention a notable accomplishment during the quarter. Two of our Changsha K-12 School students, one Science and one Fine Arts major, received the highest scores on the Chinese National University Entrance Exam in the Hunan Province. As part of our strategic plan, we have been developing international programs in two of our K-12 schools since 2008. We are excited to report that we have achieved excellent academic results in these programs, with over 40% of our first-year international program graduates admitted to top 100 global universities. These are exceptional achievements, especially for private K-12 Schools, and a true reflection of our commitment to improving teaching quality,” Dr. Huang concluded.

Ambow’s Chief Financial Officer Paul Chow added, “Turning to our business segments, I am very pleased that our growth layer achieved 24% organic growth this quarter and 28.8% organic growth for the first half of 2011. In the second quarter of 2011, we made progress in increasing our operating efficiency and improved our operating margins by 1.4% and our EBITDA margin by 0.3%, primarily as a result of better economies of scale related to general and administrative expenses.”

“During the quarter, we accelerated our investment in our Tutoring segment by adding 12 new learning centers, which supports our goal to open 30 centers by the end of 2011. The majority of our new learning centers have been concentrated in cities where we plan to establish a market leadership position. We expect to see revenue contribution from these new centers as they ramp up over the coming quarters. At of end of the second quarter, we had 121 Tutoring learning centers, 25 Career Enhancement centers and one campus across 18 provinces, covering 25 cities. We will open one more campus in Dalian in the third quarter.” concluded Mr. Chow.

Financial Results for the Second Quarter of 2011:

Net Revenues

Total net revenues for the second quarter of 2011 were $77.8 million, increasing 26.1% year-over-year from $61.7 million for the same period in 2010.

Better Schools

Tutoring revenue increased 20.3% to $33.7 million from $28.0 million in the same period in 2010. The Company noted the revenue growth in Tutoring was a result of balanced 11.9% growth in enrollment and 7.5% growth in Average Selling Price (“ASP”).

K-12 Schools revenue increased 5.5% to $12.2 million from $11.5 million in the same period in 2010.

Total student enrollments in Better Schools for the second quarter of 2011 was approximately 262,000, with 239,000 in Tutoring and 23,000 in K-12 Schools.

Better Jobs

Career Enhancement revenue accounted for $20.8 million of total net revenues for the second quarter of 2011, compared to $11.0 million for the same period in 2010. The Company noted Career Enhancement revenue grew a record 90.0% year-over-year, with an impressive 82.3% growth in enrollments and a 4.2% increase in ASP. The growth in enrollments was driven by the expansion of entry-level products and services. The Company also expanded its advanced level products and services to enlarge its market coverage and improve its market leadership position.

Colleges accounted for $11.1 million of total net revenues for the second quarter of 2011, remaining flat compared to the same period in 2010.

Total student enrollments in Better Jobs for the second quarter of 2011 was approximately 36,000, with 24,000 in Career Enhancement and over 12,000 in Colleges.

Gross Profit and Gross Margin

Overall gross profit increased 27.1% to $47.4 million for the second quarter of 2011, compared to $37.3 million for the same period in 2010. Gross margin was 60.9% for the second quarter of 2011 compared to 60.4% for the same period in 2010. The Company noted that the improvement was primarily attributable to a larger portion of revenue contributed by Career Enhancement which has the highest gross margin.

Operating Expenses

Operating expenses, which include selling and marketing, general and administrative and research and development expenses, were $26.9 million for the second quarter of 2011, increasing 22.8% year-over-year from $21.9 million for the same period in 2010. Operating expenses as a percentage of total net revenues were 34.6% for the second quarter of 2011, compared to 35.6% for the same period in 2010. The Company noted that the decrease in operating expenses as a percentage of total revenue was mainly due to decreased general and administrative expenses associated with improved economies of scale.

Income Tax Expenses

Income tax expenses were $2.5 million for the second quarter of 2011, compared to income tax expenses of $1.3 million for the same period in 2010.

Net Income and EBITDA

Net income was $16.7 million for the second quarter of 2011, increasing 22.2% year-over-year from $13.6 million for the same period in 2010.

Non-GAAP net income5 was $17.9 million for the second quarter of 2011, increasing 18.2% year-over-year from $15.1 million for the same period in 2010.

Basic and diluted non-GAAP net income per adjusted ADS6 attributable to Ambow was $0.25 and $0.24, respectively, compared to $0.24 and $0.22, respectively, for the same period in 2010.

EBITDA was $25.2 million for the second quarter of 2011, increasing 27.3% year-over-year, compared to $19.8 million for the same period in 2010. EBITDA margin was 32.4%, compared to 32.1% for the same period in 2010.

Balance Sheet

Cash and cash equivalents, restricted cash and term deposits as of June 30, 2011 were $85.6 million, compared to $127.0 million as of March 31, 2011. This change is primarily due to seasonality, capital expenditures and acquisition related costs made during the quarter.

The Company’s deferred revenue balances as of June 30, 2011 and June 30, 2010 were $49.7 million and $39.4 million, respectively.

Financial Results for the Six Months Ended June 30, 2011:

Net Revenues

Total net revenues for the six months ended June 30, 2011 were $130.0 million, increasing 27.5% year-over-year from $102.0 million for the same period in 2010.

Better Schools

Tutoring accounted for $59.3 million of total net revenues for the six months ended June 30, 2011, compared to $48.6 million for the same period in 2010. The Company noted the revenue growth in Tutoring was a result of balanced 12.0% growth in enrollments and 9.0% growth in Average Selling Price (“ASP”).

K-12 Schools accounted for $20.5 million of total net revenues for the six months ended June 30, 2011, compared to $19.4 million for the same period in 2010.

Total student enrollments in Better Schools during the six months ended June 30, 2011 was approximately 443,000, with 420,000 in Tutoring and 23,000 in K-12 Schools.

[5]	Non-GAAP net income, being net income attributable to Ambow excluding share-based compensation expenses incurred for the respective periods.
[6]	Each ADS represents two ordinary shares.

Better Jobs

Career Enhancement accounted for $32.8 million of total net revenues for the six months ended June 30, 2011, compared to $16.5 million for the same period in 2010. The Company noted Career Enhancement revenue grew a record 98.8% year-over-year, with an impressive 93.1% growth in enrollment and a 3.0% increase in ASP. The growth in enrollment was driven by the expansion of the Company’s entry-level products and services. Ambow also expanded its advanced level products and services to enlarge its market coverage and improve its market leadership position.

Colleges accounted for $17.4 million of total net revenues for the six months ended June 30, 2011, compared to $17.5 million for the same period in 2010.

Total student enrollments in Better Jobs during the six months ended June 30, 2011 was approximately 54,000, with 42,000 in Career Enhancement and over 12,000 in Colleges.

Gross Profit and Gross Margin

Gross profit increased 28.1% to $74.1 million for the six months ended June 30, 2011, compared to $57.9 million for the same period in 2010. Gross margin was 57.0% for the six months ended June 30, 2011, compared to 56.8% for the same period in 2010. The Company noted that the improvement was primarily attributable to a larger portion of revenue contributed by Career Enhancement which has the highest margin.

Operating Expenses

Operating expenses, which include selling and marketing, general and administrative and research and development expenses, were $50.8 million for the six months ended June 30, 2011, increasing 24.0% year-over-year from $41.0 million for the same period in 2010. Operating expenses as a percentage of total net revenues were 39.1% for the six months ended June 30, 2011, compared to 40.2% for the same period in 2010. The Company noted that the decreased operating expense as a percentage of total revenue was mainly due to decreased general and administrative expenses associated with improved economies of scale.

Income Tax Expenses

Income tax expenses were $2.7 million for the six months ended June 30, 2011, compared to income tax expenses of $1.9 million for the same period in 2010.

Net Income and EBITDA

Net income was $18.2 million for the six months ended June 30, 2011, increasing 27.7% year-over-year from $14.2 million for the same period in 2010.

Non-GAAP net income was $20.4 million for the six months ended June 30, 2011, increasing 23.1% year-over-year from $16.6 million for the same period in 2010.

Basic and diluted non-GAAP net income per adjusted ADS attributable to Ambow was $0.29 and $0.27, respectively, compared to $0.26 and $0.25, respectively, for the same period in 2010.

EBITDA was $32.9 million for the six months ended June 30, 2011, increasing 28.0% year-over-year, compared to $25.7 million for the same period in 2010. EBITDA margin was 25.3%, compared to 25.2% for the same period in 2010.

Financial Outlook for the Third Quarter and Full-Year 2011

The Company expects total net revenues in the third quarter of 2011 to be in the range of $64 million (Rmb415 million) to $67 million (Rmb430 million).

The Company expects net revenue for 2011 full-year to be in the estimated range of $276 million (Rmb1,785 million) to $280 million (Rmb1,810 million).

This is the Company’s current view and it is subject to change.

Conference Call Information

Ambow’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 25, 2011 (8:00 p.m. Beijing/Hong Kong Time on August 25, 2011).

The dial-in number and passcode for the conference call are as follows:

U.S. Toll Free: +1-866-549-1292

China Toll Free: +400-681-6949

International: +852-3005-2050

The passcode for the call is “657079 #”.

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Ambow’s website at: http://investors.ir.ambow.com/us/AMBO/irwebsite/

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward Looking Statements

Certain statements in this press release, including statements regarding the outlook for the third quarter and full year of 2011 and quotations from management concerning Ambow’s strategic and operational plans and expectations are forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Ambow uses words such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are based on management’s current expectations and involve risks and uncertainties. The following important factors, without limitation, could cause actual results to differ materially from those contained in these forward-looking statements: Ambow’s ability to manage its business expansion and operations effectively, to make strategic acquisitions and investments and to successfully integrate acquired businesses; significant competition; Ambow’s ability to continue to attract students to enroll in its programs, to continually enhance its programs, services and products, to successfully develop and introduce new services and products in time and to adequately and promptly respond to changes in curriculum, testing materials and standards; economic conditions; and changes in government policies, laws and regulations. More information on factors that could affect Ambow’s results is included from time to time in Ambow’s Securities and Exchange Commission filings and reports, including the risks described under the heading “Risk Factors” in Ambow’s final prospectus relating to its initial public offering filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on August 5, 2010 as well as risk factors identified in Ambow’s annual report on Form 20-F filed on April 14, 2011. Other unknown or unpredictable factors also could have material adverse effects on Ambow’s future results. In light of these risks, uncertainties and factors, you are cautioned not to place undue reliance on forward-looking statements. Ambow disclaims any obligation to update information contained in forward-looking statements, whether as a result of new information, future events or otherwise.

Statement Regarding Unaudited Financial Information

The Company has prepared the unaudited consolidated financial information on the same basis as its audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for the quarters presented. Quarterly and year-to-date results may not be indicative of the Company’s results of operations for future quarterly periods.

About Non-GAAP Financial Measures

To supplement Ambow’s unaudited consolidated financial results presented in accordance with GAAP, Ambow uses the following measures defined as non-GAAP financial measures by the SEC: (i) Non-GAAP operating expenses, (ii) Non-GAAP net income, (iii) Non-GAAP net income attributable to Ambow per ADS basic and diluted and (iv) Adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Ambow believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity that may not be indicative of its operating performance from a cash perspective. Ambow believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Ambow’s historical performance and liquidity. Ambow computes its non-GAAP financial measures using the same consistent method from quarter to quarter. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP. Ambow believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations with GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

Ms. Cherry Pu

Vice President, Global Alliances and Investor Relations

Ambow Education Holding Ltd.

Tel: +86-10-6206-8008

Email: ir@ambow.com

Ms. Mandy Li

Investor Relations Manager

Ambow Education Holding Ltd.

Tel: +86-10-6206-8130

Email: ir@ambow.com

Mr. Jeffrey Goldberger

KCSA Strategic Communications

Tel: +1-212-896-1249

Email: jgoldberger@kcsa.com

***** Tables to Follow ****

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	As of June 30, 2011	As of March 31, 2011	As of June 30, 2011	As of March 31, 2011
	USD	USD	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	81,187	122,365	524,751	790,907
Restricted cash	8	8	50	50
Term deposits	4,440	4,595	28,700	29,700
Accounts receivable, net	14,578	8,560	94,226	55,326
Amounts due from related parties	30,296	25,524	195,820	164,974
Deferred tax assets, current	1,922	1,631	12,421	10,540
Prepaid and other current assets	81,187	68,807	524,744	444,734

TOTAL CURRENT ASSETS	213,618	231,490	1,380,712	1,496,231

Property and equipment, net	119,188	104,627	770,372	676,259
Land use rights, net	41,401	41,661	267,598	269,279
Intangible assets, net	95,903	94,303	619,868	609,529
Goodwill	195,202	191,309	1,261,686	1,236,528
Deferred tax assets, non-current	852	874	5,507	5,646
Amounts due from related parties	3,487	3,495	22,541	22,593
Other non-current assets	28,960	23,428	187,185	151,425

TOTAL NON-CURRENT ASSETS	484,993	459,697	3,134,757	2,971,259

TOTAL ASSETS	698,611	691,187	4,515,469	4,467,490

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	19,041	21,361	123,070	138,070
Current portion of Long-term borrowings	7,890	9,438	51,000	61,000
Deferred revenue	49,654	73,906	320,940	477,692
Accounts payable	9,157	5,121	59,188	33,100
Accrued expenses and other current liabilities	67,124	62,999	433,859	407,190
Income tax payable	17,292	14,834	111,766	95,882
Amount due to related parties	5,759	2,432	37,225	15,720

TOTAL CURRENT LIABILITIES	175,917	190,091	1,137,048	1,228,654

Deferred tax liabilities, non-current	27,222	26,654	175,951	172,280
Long-term borrowings	9,902	8,355	64,000	54,000
Non-current portion of consideration payable for acquisitions and other liabilities	44,622	41,910	288,412	270,888

TOTAL NON-CURRENT LIABILITIES	81,746	76,919	528,363	497,168

TOTAL LIABILITIES	257,663	267,010	1,665,411	1,725,822

SHAREHOLDERS’ EQUITY	431,970	415,706	2,792,038	2,686,913

TOTAL AMBOW EDUCATION HOLDING LTD’S EQUITY	431,970	415,706	2,792,038	2,686,913

Non-controlling interest	8,978	8,471	58,020	54,755

TOTAL SHAREHOLDER’S EQUITY	440,948	424,177	2,850,058	2,741,668

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	698,611	691,187	4,515,469	4,467,490

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended June 30, 2011
	2011	2010	2011	2010
	USD	USD	RMB	RMB
Better Schools
Tutoring	33,712	28,030	217,895	181,172
K-12 Schools	12,142	11,510	78,477	74,396
Better Job
Career Enhancement	20,813	10,954	134,524	70,802
Colleges	11,118	11,185	71,865	72,294

NET REVENUES	77,785	61,679	502,761	398,664

Cost of revenues	(30,404)	(24,409)	(196,517)	(157,762)

GROSS PROFIT	47,381	37,270	306,244	240,902

Operating expenses:
Selling and marketing	(12,970)	(10,025)	(83,829)	(64,802)
General and administrative	(12,731)	(10,796)	(82,286)	(69,785)
Research and development	(1,245)	(1,120)	(8,049)	(7,236)

TOTAL OPERATING EXPENSES	(26,946)	(21,941)	(174,164)	(141,823)

OPERATING INCOME	20,435	15,329	132,080	99,079

OTHER EXPENSE
Interest expense, net	(880)	(427)	(5,687)	(2,759)
Foreign exchange loss, net	(266)	(93)	(1,720)	(602)
Other income, net	70	212	451	1,371

INCOME BEFORE TAX AND NON-CONTROLLING INTEREST	19,359	15,021	125,124	97,089

Income tax expenses	(2,479)	(1,319)	(16,021)	(8,529)

NET INCOME	16,880	13,702	109,103	88,560

Add: Net income attributable to non-controlling interest	(227)	(78)	(1,465)	(501)

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	16,653	13,624	107,638	88,059

Preferred shares redemption value accretion	—	(11,055)	—	(71,457)

Allocation of net income to participating preferred sharesholders	—	(3,607)	—	(23,313)

NET INCOME(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	16,653	(1,038)	107,638	(6,711)

Net income/(loss) per ADS attributable to ordinary shareholders

Basic	0.23	(0.04)	1.51	(0.29)
Diluted	0.22	(0.04)	1.43	(0.29)

Weighted average number of ADS(note 1)
Basic	71,328,089	23,110,616	71,328,089	23,110,616
Diluted	75,141,920	23,110,616	75,141,920	23,110,616

Supplementary Information:
Share-based compensation expenses included in:
Selling and marketing	283	301	1,826	1,945
General and administrative	897	1,141	5,799	7,373
Research and development	31	43	204	280

Note 1:	Each ADS represents two common shares.

AMBOW EDUCATION HOLDING LTD

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended June 30, 2011
	2011	2010	2011	2010
	USD	USD	RMB	RMB
Operating expenses	26,946	21,942	174,164	141,823
Share-based compensation expenses	1,211	1,485	7,829	9,598
(i) Non-GAAP operating expenses	25,735	20,457	166,335	132,225

Net income attributable to Ambow	16,653	13,624	107,638	88,059
Share-based compensation expenses	1,211	1,485	7,829	9,598
(ii) Non-GAAP net income	17,864	15,109	115,467	97,657

Net income margin	21.4%	22.1%	21.4%	22.1%
Non-GAAP net income margin	23.0%	24.5%	23.0%	24.5%

Net income per adjusted ADS attributable to Ordinary Shareholders - Basic	0.23	(0.04)	1.51	(0.29)
Net income per adjusted ADS attributable to Ordinary Shareholders - Diluted	0.22	(0.04)	1.43	(0.29)

Net income per adjusted ADS attributable to Ambow - Basic	0.23	0.21	1.51	1.39
Net income per adjusted ADS attributable to Ambow - Diluted (note 3)	0.22	0.20	1.43	1.30

Non-GAAP net income per adjusted ADS attributable to Ambow - Basic	0.25	0.24	1.62	1.54
(iii) Non-GAAP net income per adjusted ADS attributable to Ambow - Diluted	0.24	0.22	1.54	1.44

Adjusted weighted average number of ADS used in calculating net income and non GAAP net income attributable to Ambow per ADS - basic	71,328,089	63,488,392	71,328,089	63,488,392
Adjusted weighted average number of ADS used in calculating net income and non GAAP net income attributable to Ambow per ADS - diluted	75,141,920	67,642,330	75,141,920	67,642,330

EBITDA (note 1)	25,187	19,780	162,794	127,847
Share-based compensation expenses	1,211	1,485	7,829	9,598
(iv) Adjusted EBITDA (note 2)	26,398	21,265	170,623	137,445

EBITDA margin	32.4%	32.1%	32.4%	32.1%
Adjusted EBITDA margin	33.9%	34.5%	33.9%	34.5%

Note 1:	EBITDA, a non-GAAP measure, being net income attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization. The depreciation and amortization in the second quarter of 2011 and 2010 were RMB 33,448 and RMB 28,500, respectively.
Note 2:	Adjusted EBITDA being EBITDA excluding share based compensation.
Note 3:	Net income per adjusted ADS attributable to Ambow - diluted is computed by dividing net income attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the six months ended June 30,
	2011	2010	2011	2010
	USD	USD	RMB	RMB
Better Schools
Tutoring	59,297	48,557	383,269	313,850
K-12 Schools	20,516	19,361	132,606	125,139
Better Job
Career Enhancement	32,776	16,487	211,845	106,566
Colleges	17,370	17,545	112,273	113,397

NET REVENUES	129,959	101,950	839,993	658,952

Cost of revenues	(55,841)	(44,083)	(360,932)	(284,927)

GROSS PROFIT	74,118	57,867	479,061	374,025

Operating expenses:
Selling and marketing	(22,220)	(18,025)	(143,622)	(116,505)
General and administrative	(26,171)	(21,065)	(169,153)	(136,152)
Research and development	(2,451)	(1,925)	(15,840)	(12,443)

TOTAL OPERATING EXPENSES	(50,842)	(41,015)	(328,615)	(265,100)

OPERATING INCOME	23,276	16,852	150,446	108,925

OTHER EXPENSE
Interest expense, net	(1,739)	(922)	(11,239)	(5,958)
Foreign exchange losses, net	(536)	(99)	(3,462)	(638)
Other income (expense), net	(125)	228	(811)	1,469

INCOME BEFORE TAX AND NON-CONTROLLING INTEREST	20,876	16,059	134,934	103,798

Income tax expense	(2,718)	(1,897)	(17,568)	(12,262)

NET INCOME	18,158	14,162	117,366	91,536

Add: Net loss attributable to non-controlling	4	62	27	400

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	18,162	14,224	117,393	91,936

Preferred shares redemption value accretion	—	(22,958)	—	(148,389)
Allocation of net income to participating	—	(7,176)	—	(46,380)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	18,162	(15,910)	117,393	(102,833)

Net income (loss) per ADS attributable to ordinary shareholders
Basic	0.25	(0.69)	1.65	(4.45)
Diluted	0.24	(0.69)	1.56	(4.45)
Weighted average number of ADS (note 1)
Basic	71,305,913	23,110,616	71,305,913	23,110,616
Diluted	75,305,236	23,110,616	75,305,236	23,110,616
Supplementary Information:
Share-based compensation expense included in:
Selling and marketing	559	525	3,614	3,395
General and administrative	1,619	1,765	10,466	11,408
Research and development	66	69	425	445

Note 1:	Each ADS represents two common shares.

AMBOW EDUCATION HOLDING LTD

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the six months ended June 30,
	2011	2010	2011	2010
	USD	USD	RMB	RMB
Operating expenses	50,842	41,015	328,615	265,100
Share-based compensation expenses	2,244	2,359	14,505	15,248
(i) Non-GAAP operating expenses	48,598	38,656	314,110	249,852

Net income attributable to Ambow	18,162	14,224	117,393	91,936
Share-based compensation expenses	2,244	2,359	14,505	15,248
(ii) Non-GAAP net income	20,406	16,583	131,898	107,184

Net income margin	14.0%	14.0%	14.0%	14.0%
Non-GAAP net income margin	15.7%	16.3%	15.7%	16.3%

Net income per adjusted ADS attributable to Ordinary Shareholders - Basic	0.25	(0.69)	1.65	(4.45)
Net income per adjusted ADS attributable to Ordinary Shareholders - Diluted	0.24	(0.69)	1.56	(4.45)

Net income per adjusted ADS attributable to Ambow - Basic	0.25	0.22	1.65	1.45
Net income per adjusted ADS attributable to Ambow - Diluted (note 3)	0.24	0.21	1.56	1.36

Non-GAAP Net income per adjusted ADS attributable to Ambow - Basic	0.29	0.26	1.85	1.69
(iii) Non-GAAP Net income per adjusted ADS attributable to Ambow - Diluted	0.27	0.25	1.75	1.59

Adjusted weighted average number of ADS used in calculating net income and non	71,305,913	63,488,392	71,305,913	63,488,392
Adjusted weighted average number of ADS used in calculating net income and non	75,305,236	67,535,940	75,305,236	67,535,940

EBITDA (note 1)	32,875	25,677	212,490	165,962
Share-based compensation expenses	2,244	2,359	14,505	15,248
(iv) Adjusted EBITDA (note 2)	35,119	28,036	226,995	181,210

EBITDA margin	25.3%	25.2%	25.3%	25.2%
Adjusted EBITDA margin	27.0%	27.5%	27.0%	27.5%

Note 1:	EBITDA, a non-GAAP measure, being net income attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization. The depreciation and amortization for the first six months of 2011 and 2010 were RMB 66,290 and RMB 55,806, respectively.
Note 2:	Adjusted EBITDA being EBITDA excluding share based compensation.
Note 3:	Net income per adjusted ADS attributable to Ambow - diluted is computed by dividing net income attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.